Hollysys Automation Technologies’ High-Speed Railway Signaling Systems Successfully Completed Its Trial Operation on Zhengzhou-Xian High-Speed Railway

Beijing, China – February 4, 2010 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today that its high-speed railway signaling systems have successfully completed commissioning for the trial operation of the Zhengzhou-Xian high-speed railway line, which is officially scheduled for commercial operation on February 6, 2010.  The trial operation marked the 505km journey in 1 hour and 48 minutes at a speed of up to 352 km/h.

Hollysys was contracted to design, manufacture, and install its high-speed railway signaling products for the Zhengzhou-Xian railway line through two successive contracts, totaling to contract value of USD $37 million, or approximately 254 million RMB, including both the ground-based Train Control Centers (TCC) that are stationed along the railway lines, and the train-based Automatic Train Protections (ATP) that are installed on both fronts of the passenger trains.  Hollysys’ state-of-the-art high-speed railway signaling systems are deployed as a pivotal component for China’s high-speed passenger railways with a designed running speed between 200 km/h to 350 km/h, ensuring operational safety of the high-speed traffic.

Dr. Changli Wang, CEO of Hollysys, commented, “We are very excited to announce the successful trial operation of our high-speed railway signaling systems for the Zhengzhou-Xian high-speed railway line, which is scheduled for commercial operation right before the Chinese New Year railway transport peak. Having our state-of-the-art automation and control systems installed for one of the world’s fastest running high-speed rail lines is a further validation of our leading play in this exciting market segment in China.  The Zhengzhou-Xian high-speed railway line is the second high-speed railway line launched in China that falls in the higher railway traveling speed category of 300 to 350 km per hour. As China continues to stay on track in achieving its 13,000 km high-speed railway build-out target by 2012, we expect the high-speed railway business unit to be the main growth driver of our business for the years to come. Hollysys will continue to leverage on its strong technological platform to further penetrate China’s rail market, both in national and city rail segments, to increase long-term returns for our shareholders.”

About Hollysys Automation Technologies, Ltd.
Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 2,100 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC), high-speed railway Train Control Center (TCC) and Automatic Train Protection (ATP), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control products. Hollysys is the largest SCADA systems supplier to China’s subway automation market, and is the only certified domestic automation control systems provider to the nuclear industry in China. Hollysys is also one of only five automation control systems and products providers approved by China’s Ministry of Railways in the 200-250kph high-speed rail segment, and is one of only two automation control systems and products providers approved in the 300-350kph high-speed rail segment.

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About Zhengzhou-Xian High-Speed Railway

The Zhengzhou–Xian Passenger Dedicated Line is a high-speed railway line connecting Zhengzhou, the capital city of Henan province, with Xian, the capital city of Shaanxi province. The line is designed for a traveling speed of up to 350 kilometers per hour. Construction work began on September 25, 2005, the railway is scheduled to be opened for service on February 6, 2010. The main line is 505 km long, with another 30 km extension connecting existing Longhai Railway from Xi'an North to Xianyang West. 10 railway stations are built along the line: New Yingyang, New Gongyi, Luoyang South, New Mianchi, Sanmenxia South, New Lingbao, New Huashan, New Weinan, New Lintong, and Xi'an North.

Safe Harbor
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the impact of the event on the Company’s business and operations; the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.
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Contact information:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
Jennifer Zhang
Investor Relations
(8610) 5898-1386
investors@hollysys.com
Or
Serena Wu
Investor Relations
1-646-593-8125
serena.wu@hollysys.com